UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.)*

FSB Bancorp, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

30289C102

 (CUSIP number)

August 8, 2016

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 30289C102	Page 2 of 6 Pages

1.	Name of Reporting Person Terry Maltese

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizen or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5. Sole Voting Power 40,000 6. Shared Voting Power 71,541 7. Sole Dispositive Power 40,000 8. Shared Dispositive Power 71,541

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,541
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 5.74%
12.	Type of Reporting Person* IN, HC

SCHEDULE 13G

CUSIP No. 30289C102	Page 3 of 6 Pages

Item 1(a).     Name of Issuer:
   FSB Bancorp, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

                              45 South Main Street, Fairport, NY 14450

Item 2(a).     Name of Person Filing:

This statement is being filed by Terry Maltese with respect to shares of Common Stock that the foregoing may be deemed to have a beneficial ownership. The foregoing person is hereinafter sometimes referred to as the "Reporting Person".

Item 2(b).     Address of Principal Business Office:

The business address of Mr. Maltese is Maltese Capital Management LLC, 150 East 52nd Street, 30th Floor, New York, New York 10022.

Item 2(c).     Citizenship:

Mr. Maltese is a U.S. Citizen.

Item 2(d).     Title of Class of Securities:

                             Common Stock

Item 2(e).     CUSIP Number:

30289C102

Item 3.          If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

SCHEDULE 13G

CUSIP No. 30289C102	Page 4 of 6 Pages

Item 4.   Ownership.

 (a) and (b)  Based upon an aggregate of 1,941,688 shares of Common Stock outstanding, as determined by the Issuer's most recently available 10Q filing, as of the close of business on November 14, 2016:

(i)
Mr. Maltese directly owned 40,000 shares of Common Stock. By reason of his position as Managing Member of Maltese Capital Management LLC ("MCM"), Mr. Maltese may also be deemed to beneficially own an additional 71,541 shares of Common Stock held of record by certain investment funds managed by MCM, constituting, in the aggregate, beneficial ownership of 111,541 shares of Common Stock and approximately 5.74% of the shares of Common Stock outstanding.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:

MR. MALTESE: 40,000

(ii) Shared power to vote or to direct the vote:

MR. MALTESE:  71,541

(iii)	Sole power to dispose or to direct the disposition of:

MR. MALTESE: 40,000

(iv) Shared power to dispose or to direct the disposition of:

 MR. MALTESE:  71,541

The Reporting Person hereby disclaims any beneficial ownership of any Shares in excess of its actual beneficial ownership thereof.

Item 5.   Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

SCHEDULE 13G

CUSIP No. 30289C102	Page 5 of 6 Pages

Item 8.    Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2016

Terry Maltese

By:	/s/ Terry Maltese
Terry Maltese

SK 27061 0003 7350458